Exhibit 99.2

CNFinance Announces Appointment of New Independent Director

GUANGZHOU, China, March 11, 2019 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the "Company"), a leading home equity loan service provider in China, today announced the appointment of Dr. Xi Wang as an independent director, effective March 12, 2019. Dr. Wang will serve as a member of the Audit Committee and the Nominating and Corporate Governance Committee of the Board of Directors (“the Board”).

Dr. Wang currently serves as a professor at Lingnan (University) College, and a director of China Institute for Economic Transformation and Opening at Sun Yat-sen University (“SYSU”). Dr. Wang specializes in economics and has focused his research on banking and monetary policy, international finance (exchange rates and balance of payments), and China’s economy among other subjects. Dr. Wang has been a professor at SYSU since 2004. Dr. Wang has served as a contributor for multiple business journals including the Economic Research Journal, China Economic Quarterly, Finance Research, and Journal of World Economy. Dr. Wang received his master’s degree in economics as well as Ph.D in economics from SYSU.

Dr. Wang will replace Mr. Linbin Zhou, who has served as an independent director on the Board and as a member of the Audit Committee and the Nominating and Corporate Governance Committee since November 2018. Mr. Zhou resigned from such positions concurrently with Dr. Wang’s appointment due to personal reasons.

“It’s my pleasure to welcome Dr. Wang to the Board,” commented Mr. Bin Zhai, Chairman and Chief Executive Officer of CNFinance. “Dr. Wang’s experience and expertise in China’s economy and banking and monetary policy will benefit us as we work to expand our home equity loan services to serve more micro- and small-enterprises owners. I look forward to working with him closely. I'd also like to thank Mr. Zhou for his services to the Board since our initial public offering in November 2018 and wish him all the best in his future endeavors.”

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) ("CNFinance" or the "Company) is a leading home equity loan service provider in China. CNFinance facilitates loans by connecting micro- and small-enterprise ("MSE") owners with its funding partners. The Company's primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities in China. The loans CNFinance facilitates are primarily funded through a trust lending model with its trust company partners who are well-established with sufficient funding sources and have licenses to engage in lending business nationwide. The Company's risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com